UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8 — K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 20, 2003

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ROMACORP, INC.
(Exact name of registrant as specified in its charter)

Delaware	**333-62615**	**13-4010466**
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

9304 Forest Lane, Suite 200	
Dallas, Texas	**75243**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code): **(214) 343-7800**

ITEM 7. Financial Statements and Exhibits.

Exhibit No. Description
99.1   Press Release dated August 20, 2003, announcing Lockup and Voting Agreement
99.2   Lockup and Voting Agreement

ITEM 9. Regulation FD Disclosure.

The following information is furnished pursuant to Item 12, "Results of Operations and Financial Condition" of Form 8-K.

On August 20, 2003, Romacorp, Inc. issued a press release announcing it had entered into a Lockup and Voting Agreement with certain of its noteholders. A copy of the press release is furnished as Exhibit 99.1 to this report. A copy of the Lockup and Voting Agreement is furnished as Exhibit 99.2 to this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ROMACORP, INC.

Date: August 20, 2003   By: /s/Richard A. Peabody
                                           Vice President & Chief Financial Officer
                                           (Principal Financial and Accounting Officer)

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Press Release issued by Romacorp, Inc. dated August 20, 2003.
99.2	Lockup and Voting Agreement